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March 9, 2006

VIA FEDERAL EXPRESS

Valerie J. Lithotomos
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: GIANT 5 FUNDS ("FUNDS" OR "REGISTRANT") FILE NUMBERS 333-129930; 811-21836

Dear Ms. Lithotomos:

Our response to your comments regarding the Giant 5 Funds' 485(a) filing on November 23, 2005 are as follows:

PROSPECTUS

1. COMMENT: The N-lA requires disclosure of the information required by Items 2 and 3 in numerical order at the front of the prospectus. We note that certain information precedes these Items. Please do not precede these Items with any other items, except the cover page or a table of contents. In this regard, please remove the "Overview" section or move the information in that section to the discussions of each individual Fund. Also, please do not use all caps in the statements on pages 1 through 3.

     RESPONSE: We accept this comment. The "Overview" section has been moved and now follows the fee table and other information required by Item 3 of the Form N-1A.

2. COMMENT: Please clarify the meaning of the terms "Giant 5 Investment System" and "Giant 4 Investment System" in the response letter to the staff. Explain why the combination of raw materials and energy themes would be the commodities theme for one Fund. Clarify the use of the term "giant themes" as it might be confusing to the reader. Also, other than expenses, explain the difference between the two classes.

     RESPONSE: To avoid any confusion, the names of the Giant 5 Investment System and the Giant 4 Investment System have been changed to the Giant 5 Total Investment System and the Giant 5 Total Index System, respectively (each a "Fund," collectively the "Funds"). Each will allocate its assets among the five themes identified in the prospectus: real estate, energy, raw materials, bonds, and capital. Although the investment philosophies are virtually identical, there

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is no overlap between the underlying securities in which these two Funds invest.
Each Fund is actively managed by the Willis Group (the "Advisor") and the trading system is common between them. Each Fund centers its asset allocation around the 5 Giant Themes. Each Fund utilizes the Giant 5 Fund Selection Process to single out the top underlying funds which best represent each of the 5 Giant Themes. The names of the Funds have been amended throughout the prospectuses and SAI, and the "Overview" and the "Principal Investment Strategies" sections have been amended to note that the Giant 5 Total Index System will employ five themes rather than four.

With regards to the differences between the Funds, the following disclosure has been added after the third paragraph of the "Overview" section:

     The distinction lies in the underlying Funds. The Giant 5 Total Investment System invests in underlying funds which utilize an active management investment philosophy. The Giant 5 Total Index System invests in underlying funds which utilize a passive investment strategy.

The term "Giant Themes" attempts to identify the "5 Giant Themes of Life" that affect shareholders pocketbooks the most: real estate, energy, raw materials, bonds and capital. This is an investment philosophy that centers on the premise that no one is capable of predicting future performance. As such, a shareholder should own each of these 5 Giant Themes at all times.

Other than expenses, there are no other differences between the two classes. The expense difference between the classes is related to distribution. The Freedom Share Class has higher 12b-1 fees so that we can add them to platforms which require additional marketing fees. Initially, we will only offer the Freedom Share Class in our 401k Plan (a turn key plan designed to simplify the 401k process for investors).

3. COMMENT: Please explain why there is a statement, on page 1, titled "INDEPENDENCE SHARES" after the names of the Funds. Are the "FREEDOM SHARES" the only other class of shares? Please disclose the differences in these two classes. Please inform the staff whether the Registrant has filed a prospectus offering any additional class of shares, as indicated in the overview section.

     RESPONSE: The term "Independence Shares" simply indicates that this is the Independence Share Class Prospectus for the two funds. The only other class of shares for the two Funds is the Freedom Shares Class. These are the only two prospectuses that have been filed thus far. As noted above, other than distribution related expenses, there are no differences between the Independence Share Class and the Freedom Share Class.

4. COMMENT: Please clarify the references to each Fund - the Registrant's name is Giant 5 Funds, which includes both funds. Thus, referring to one of the individual Funds as the Giant 5 Fund may be confusing to the reader. Also, please consistently refer to the Funds as Funds or as Portfolios.

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     RESPONSE: This has been addressed by changing the Funds' names to the Giant
5 Total Investment System and the Giant 5 Total Index System.

5. COMMENT: State under "Investment Objective" that each Fund may change its investment objective without shareholder approval and indicate whether the Funds will give prior notice of such change. See Item 4(a) of Form N-1A. Also, please disclose that there will be layering of duplicative fees from the fund of funds strategy, thus, the costs to shareholders will be higher.

     RESPONSE: The investment objective of each Fund is a fundamental policy. It can not be changed without shareholder approval, thus we respectfully decline this comment.

6. COMMENT: In the "Principal Investment Strategies" section, please add that the Funds will also invest in exchange traded funds ("ETFs").

     RESPONSE: This disclosure has been added to the "Principal Investment Strategies" section for the Giant 5 Total Index System, but not for the Giant 5 Total Investment System. The Giant 5 Total Investment System will rarely invest in ETFs and it is not part of that Fund's principal investment strategy.

7. COMMENT: In the sections labeled "Real Estate," "Energy," and "Raw Materials," please clarify the meaning of "or related to" such industry. Also, in the section labeled "Raw Materials," please identify the raw materials "industries" versus the Energy "industry."

     RESPONSE: The phrase "or related to" encompasses those businesses that support the industry. For instance, a publicly traded home building company would be considered related to the real estate industry. To clarify these descriptions a parenthetical has been added to the description of each. The section now reads:

     - REAL ESTATE: securities of businesses which are principally engaged in or related to the real estate industry (including real estate investment trusts ("REITs"), home construction companies, and businesses that manufacture materials used in home construction);

     - ENERGY: securities of businesses which are principally engaged in or related to the energy industry (including oil, natural gas, unleaded gas, heating oil, coal, electricity, wind, solar, tidal, fuel cell, hydrogen and businesses that manufacture the equipment used to extract or harness these energy sources);

     - RAW MATERIALS: securities of businesses which are principally engaged in or related to raw materials industries (including industrial metals, timber, precious metals and foods);

     - BONDS: fixed income securities of domestic and foreign issuers (including government bonds, corporate bonds, municipal bonds, inflation protected bonds and international bonds); and

     - CAPITAL: equity securities of domestic and/or international companies (including common stock, preferred stock and warrants).

8. COMMENT: Please clarify why investing in municipal bonds would meet the Funds' investment objectives, given that the yields are generally lower and they are not a tax exempt investment.

     RESPONSE: Municipal bonds, which generally are tax-exempt, will only be used if the risk/return factors are superior to non-municipal bonds. Thus, investing in municipal bonds is

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consistent with the stated objectives and we respectfully decline to change the current disclosure.

9. COMMENT: Please clarify any distinction between "foreign issuer" bonds and "international bonds."

     RESPONSE: They are the same and the reference to international bonds has been stricken.

10. COMMENT: Please clarify what mutual fund investments, if any, would be outside the scope of the five themes.

     RESPONSE: In the "Investment Objectives, Policies and Strategy" section, the following language has been added:

     The Fund will avoid underlying funds which take short positions as part of their investment strategy. If material short positions are discovered within an underlying fund, the underlying fund will be liquidated in a timely manner at the Advisor's discretion. This policy enables the Fund to maintain an overall "long-only" investment philosophy. The Fund will avoid underlying funds which take leveraged positions as part of their investment strategy. If material leverage is discovered within an underlying fund, the underlying fund will be liquidated in a timely manner at the Advisor's discretion. This policy enables the Fund to better control risk. The Fund will avoid underlying funds which employ a "fund of funds" investment philosophy. If material fund positions are discovered within an underlying fund, the underlying fund will be liquidated in a timely manner at the Advisor's discretion. This policy will protect our shareholders from redundant fees.

11. COMMENT: Explain why the investment in ETFs and short-term fixed income securities does not conflict with the investment strategy of investing in the five themes. Also, explain how the Funds will invest in these 5 themes in "substantially equal portions," given the Funds investments in ETFs and short-term fixed income securities.

     RESPONSE: The following language has been added in the fifth paragraph under the "Principal Investment Strategies" section for the Giant 5 Total Index
System:

     Investments in ETFs will be considered investments in the theme represented by the underlying securities in the ETF. For instance, an investment in an ETF that mirrors the S&P 500 Index would be considered an investment in the Capital theme. Investments in short-term fixed income securities would be considered an investment in the Bond theme.

     Cash will not be invested in short-term fixed income securities if it would affect a Fund's "substantially equal weighting" in Bonds.

12. COMMENT: Please clarify what is meant by "international exposure" and what are the Funds' anticipated percentages of investments in foreign investments.

     RESPONSE: The seventh paragraph of the "Investment Objective, Policies and Strategy" section regarding the Giant 5 Total Investment System has been revised to read:

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     The Underlying Funds may invest in securities of all investment styles
     (such as growth stocks and value stocks), market capitalizations (small, mid, and large capitalization companies), average weighted maturities, credit qualities and in domestic or international companies. The Fund seeks to maintain a portfolio of investments which best represent the various market segments and subclasses within a theme and will invest in as many Underlying Funds as may be necessary for representation of the themes. The Fund will attempt to gain up to 50% international exposure within each theme, when such opportunities exist at the discretion of the Advisor. This will be achieved by investing in Funds that primarily purchase securities of international companies. In addition, the Fund, together with its affiliates of the Fund (which includes the other funds in the Giant 5 Fund family, the Fund's investment adviser and other accounts managed by the Fund's investment adviser) will not own, immediately after purchase, more than 3% of an Underlying Fund's shares until otherwise permitted to do so by exemptive relief granted by the Securities and Exchange Commission. There is no guarantee that such relief, once requested, will be granted.

13. COMMENT: Clarify how an investor would choose between the Giant 5 Total Investment System and the Giant 4 Total Investment System, given that the investment strategies appear identical. Please explain the differences in the strategies in the response letter to the staff. Also, clarify the discussion as to the types of investors each of the Funds targets, given that the Funds' investments appear identical.

     RESPONSE: The Giant 5 Total Investment System is a managed portfolio of actively traded mutual funds that has 5 themes. Active versus passive management philosophy will distinguish the target shareholders for each. The Giant 5 Total Index System is a managed portfolio of passive indexes and ETFs. Additionally, please see response to comment 2.

14. COMMENT: The bullet list of "Principal Investment Risks" needs to be expanded to briefly describe each risk. Also, clarify which risks describe the Funds and/or the underlying funds.

     RESPONSE: An expanded description of each risk can be found at page 19 of the Freedom Shares Prospectus and page 18 of the Independence Shares Prospectus. Only the Funds are subject to the underlying fund risks. Both the Funds and the underlying funds are subject to all other risks.

15. COMMENT: Please clarify the risk of non-diversification, given that on page 3 it states that the Funds are appropriate for an investor seeking "broad diversification."

     RESPONSE: An investment in the Funds will be diversified both in types of investments, as well as in its themes. This is evidenced by looking through to the diverse investment composition of the underlying funds into which the Funds will invest. Recognizing that this type of diversification does not meet the technical definition of diversification, as set forth in the Investment Company Act of 1940, language describing the risk of non-diversification was included in the prospectus.

16. COMMENT: Please include a discussion of the Funds' compliance with the liquidity requirements, and, if applicable, include a risk factor titled illiquid securities risk.

     RESPONSE: A discussion of the Funds liquidity requirements can be found on page 9 of

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the SAI. A discussion of illiquidity risk can be found on page 22 of the Freedom
Shares Prospectus and page 21 of the prospectus.

17. COMMENT: Given that the Funds may invest in underlying funds whose investment objectives may not be identical to the Funds' discuss how the Funds anticipate accomplishing their investment objectives. Also, please discuss why those underlying funds would not be an incompatible investment for an investor who invests in the Funds.

     RESPONSE: Certain underlying funds may have differing investment objectives. However, the Funds will achieve their investment objectives by investing in underlying funds that, themselves, invest in one or more of the Giant 5 Themes. As such, investing in our Funds is a "compatible investment" for our shareholders seeking our investment objectives.

FEES AND EXPENSES/ INVESTMENT OBJECTIVES, STRATEGIES AND RISKS

18. COMMENT: Are there any wire transaction fees? If so, please disclose in a footnote to the fee tables.

     RESPONSE: Footnote 4 has been added to the fee table which states, "If a shareholder requires a wire transaction, the associated fee of $20 will be passed along to the shareholder."

19. COMMENT: Please disclose any waiver of fees (and any reimbursement rights to waivers of fees) in footnotes to the fee tables.

     RESPONSE: Footnote 1 has been expanded to state that the 2% redemption fee will be waived in the case of death or an IRA required minimum distribution.

20. COMMENT: Clarify whether the underlying funds have 12b-1 plans, and if so, who receives the fee on the sale of shares to the top-tier fund.

     RESPONSE: The following disclosure has been added to "Investment Objectives, Policies and Strategy" section of the prospectus:

     The Funds may invest in certain underlying funds that will have 12b-1 plans in place, while other underlying funds will not have such plans in place. Accordingly, if certain underlying funds have a 12b-1 plan, the fee on the sale of shares may be paid to either the underlying fund's adviser or distributor.

21. COMMENT: Please clarify how commodity-linked derivative instruments would achieve long-term growth.

     RESPONSE: The Funds will not invest in commodity-linked derivatives and all references to them have been be stricken.

22. COMMENT: Please briefly describe in a synopsis how the adviser determines the buying and

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selling of investments.

     RESPONSE: The paragraph fifth from the bottom in the "Investment Objectives, Policies and Strategy" section describes the adviser's considerations when buying and selling securities.

23. COMMENT: Describe, including the risks for, commodity-linked derivative instruments. Disclose any percentage limitations on their use and disclose how they are consistent with the energy and raw materials themes.

     RESPONSE: The Funds will not invest in commodity-linked derivatives and all references to them will be stricken.

24. COMMENT: If any of the underlying funds are multi-classed, disclose which class(es) the Funds will buy. Disclose whether the underlying funds will be open end-funds and who receives any applicable sales charges

     RESPONSE: The Funds will not invest in closed-end funds and any disclosure permitting such activity will be stricken. The following language has been added to the end of the "Investment Objectives, Policies and Strategy" section:

     When investing in funds with multiple classes, the Fund will select the class with the lowest fees it qualifies for. No initial sales charges will be paid on any underlying fund and 12b-1 fees on underlying funds will be avoided wherever possible

25. COMMENT: Please confirm whether the distribution fees for the Independence Shares are 0.18% for the Giant 5 Total Investment System and 0.14% for the Giant 4 Total Investment System, and if so, what accounts for the difference in the fees. Similarly, please confirm and explain any fee differences for the Freedom Shares.

     RESPONSE: The distribution fees for the Independence Shares will be up to 17bps for both Funds and the distribution fee for the Freedom Shares will be up to 42bps for both Funds. The Giant 5 Total Investment System is our flagship Fund and will receive more marketing. The Giant 5 Total Index System will receive slightly less marketing, therefore this savings will be passed on to our shareholders.

26. COMMENT: If illiquid securities are a principal investment, please state the Funds' policy regarding investments in illiquid securities.

     RESPONSE: Illiquid securities will not be a principal investment.

27. COMMENT: Supplementally inform the staff why an investor may receive more taxable capital gains distribution than if investing directly in the underlying funds. Disclose whether the underlying funds will be closed-end.

     RESPONSE: A shareholder may receive more taxable capital gains distributions than by investing directly into the underlying funds because other positions may be held in our Funds

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outside of "underlying funds" (such as futures on the Value Line Stock Index).
The Funds will not invest in closed-end funds.

28. COMMENT: Please reconcile the non-diversification risk with the Funds being diversified. Clarify whether the underlying funds will be diversified or non-diversified.

     RESPONSE: Please see the response to Comment 15. The underlying funds could be diversified or non-diversified

29. COMMENT: Clarify why there would be industry concentration risk for certain underlying funds, given that the Funds primarily invest in the energy and raw materials industries.

     RESPONSE: If the adviser purchases an underlying fund that concentrates in a particular sector, concentration risk would apply.

30. COMMENT: Please indicate for the underlying funds, how their NAV is calculated.

     RESPONSE: The following disclosure has been added to the "How NAV is Calculated" section of the prospectus:

Each of the underlying funds will be registered investment companies, therefore their NAV will be calculated as set forth in their prospectuses.

FUND MANAGEMENT

31. COMMENT: Please reference earlier in the prospectus that the adviser is newly created and has no prior experience as an investment adviser.

     RESPONSE: The last sentence of the first paragraph in the "Investment Adviser" section has been amended to read, "The Adviser is newly created and has no prior experience in advising a registered investment company, such as the Funds."

32. COMMENT: Please disclose who the nonprofit entities are that will receive the donations of 25% of the adviser's profits. Please disclose whether the Funds' Board of Trustees considered these donations of the adviser's profits.

     RESPONSE: The first sentence of the third paragraph in the "Investment Adviser" section has been amended to read, "The Adviser intends to donate 25% of the profits from its management fee from Giant 5 Funds to Blue Giant Energy, a Colorado non-profit founded by Michael Willis, that is committed to America's energy independence and the entrepreneurial research and development of alternative energy sources."

33. COMMENT: Are any portfolio managers, in addition to Michael Willis, responsible for the day-to-day management of the Funds? If yes, please add the appropriate disclosure.

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     RESPONSE: No other portfolio managers are responsible for the day-to-day management of the Funds.

34. COMMENT: Please explain to the staff in the response letter why use of terms such as "holy grail of Wall Street" and unlocking "the secrets of Wall Street" are not misleading to the investor.

     RESPONSE: These terms are simply metaphors that describe Mr. Willis' early experiences and motivations to achieve success in the financial world and his endeavor to develop a consistent and reliable investment philosophy.

35. COMMENT: Please include the investment advisory contract as an exhibit (in addition to the other exhibits to be filed by amendment) in the next amendment to the registration statement.

     RESPONSE: These exhibits will be filed with the next amendment to the registration statement.

36. COMMENT: Conform and clarify when the New York Stock Exchange is open. Add appropriate disclosure about when national versus business holidays are observed. We note that the SAI states that NYSE is closed on business holidays, which includes Good Friday.

     RESPONSE: The first sentence of the second paragraph in the "Pricing of Fund Shares/The Funds" section has been amended to read, "The New York Stock Exchange is open every weekday except for the days on which national holidays are observed and certain business holidays, such as Good Friday."

37. COMMENT: Clarify that, for redemptions, the NAV is calculated after the order is received versus after the order is accepted.

     RESPONSE: The third paragraph in the section entitled "Pricing of fund Shares/The Funds" has been amended to read: "Your order for the purchase, sale or exchange of shares is priced at the next NAV calculated after your order is received by the Fund."

38. COMMENT: Clarify whether the underlying funds will be publicly-traded and/or registered investment companies.

     RESPONSE: All of the underlying funds will be publicly-traded registered investment companies.

39. COMMENT: Disclose the basis for charging investors who are not shareholders a $10 fee for each shareholder report.

     RESPONSE: The following language has been added to the end of the first paragraph of the "Delivery of Shareholder Documents" section: "The fee is intended to protect our shareholders by limiting the Funds' expenses and to encourage conservation of natural resources by using

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electronic media."

40. COMMENT: Please add footnotes to the fee table disclosing the $20 annual fee for maintaining lower balances and the $15 annual maintenance fee for certain retirement accounts

     RESPONSE: The prospectus has been amended accordingly.

41. COMMENT: Please explain the conflicting statements that a new account can be opened with identifying information but additional purchases cannot be made until an identity is "verified."

     RESPONSE: This language provides the Fund the flexibility to request additional information from a shareholder when additional purchases are being made, but questions about shareholder information initially provided arise. Thus, we wish to keep the current disclosure unchanged.

42. COMMENT: Please explain the basis for calculating the NAV after an account is closed versus when an account is closed.

     RESPONSE: In the section entitled "Purchasing and Adding to Your Shares," the prospectus states, "If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed." To state that the NAV would be calculated "when" an account is closed would incorrectly imply that the calculation would occur simultaneously. Thus, we respectfully decline the comment.

43. COMMENT: In the "Market Timing" section, please define the term "excessive trading practices." Also, supplementally inform the staff why the Funds cannot guarantee assessing the redemption fee on all applicable redemptions.

     RESPONSE: To clarify the meaning of the term "excessive trading practices" the first paragraph in the "Market Timing" section is amended as follows:

     In accordance with policies and procedures adopted by the Board of Trustees, the Funds discourage market timing and other excessive trading practices. The Funds are intended primarily for use as long-term investment vehicles. Excessive and frequent short-term (market timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm Fund performance and result in dilution in the value of Fund shares held by longer-term shareholders. Such excessive trading practices may be determined at management's discretion. DO NOT INVEST WITH GIANT 5 FUNDS IF YOU ARE A MARKET-TIMER.

The Funds cannot guarantee assessing the redemption fee on all applicable redemptions because certain omnibus accounts or retirement plans may be unable or unwilling to provide the information needed to identify a transaction in an underlying account that would warrant a redemption fee. To clarify this point the final paragraph in the "Market Timing" section is amended as follows:

     The Funds cannot guarantee that they will detect every market timer due to the limitations inherent

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     in their technological systems. In addition, although the Funds will attempt to assess the redemption fee on all applicable redemptions, the Funds cannot guarantee that it will succeed in doing so. Although the Funds attempt to collect redemption fees uniformly, certain omnibus accounts or retirement plans may be unable or unwilling to provide the information needed to identify a transaction in an underlying account that would warrant a redemption fee.. The Funds reserve the right to modify their policies and procedures at any time without prior notice as the Funds deem necessary in their sole discretion to be in the best interests of Fund shareholders, or to comply with state or Federal legal requirements.

44. COMMENT: Please explain why a request for redemption should indicate the shareholder's address where the check should be sent, given that the Funds should already have an address of record.

     RESPONSE: This simply allows a shareholder to request that a check be sent to another address that may be more convenient. Thus, we respectfully decline this comment.

45. COMMENT: In the "Wire Transfer" section, explain why the Funds may charge a wire transfer fee, and whether the Funds currently charge one.

     RESPONSE: The last sentence in the "Wire Transfer" section will be amended to read, "If a shareholder requires a wire transaction, the associated fee of $20 will be passed along to the shareholder."

46. COMMENT: Please explain why a voided personal check is necessary for redemption. Also, clarify why the discussion regarding the value of an account falling below $500 is appropriate in the "Systematic Withdrawal Plan" section, and whether it should state that the Funds "will" instead of "may" charge a $20 annual fee.

     RESPONSE: The second bullet point in the "Systemic Withdrawal Plan" section has been amended to read "If you wish to have the proceeds from your systematic withdrawal deposited directly into a personal checking account, please provide a voided check from that account."

     The purpose of the discussion regarding minimum amounts in an account is to remind shareholders that they must monitor their systematic withdrawals to prevent incurring an annual fee or having an account closed. The use of "may" allows the Fund to choose not to asses the fee when circumstances indicate it would be inequitable.

47. COMMENT: Please remove from the redemption section the prohibition of redemption. Also, revise the delay from 15 business days to 15 days from purchase date. Also, describe any "extraordinary circumstances" under which payment for shares may be delayed.

     RESPONSE: The section entitled "Redemptions Within 15 Days of Initial or Subsequent Investment" is amended to read:

     When you have made your initial or subsequent investment by check, you cannot redeem any portion of it until the Transfer Agent is satisfied that the check has cleared (which may require up to 15 days from date of purchase).

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     The section entitled "Delay in Payment of Redemption Proceeds" is amended to read:

     Payment for shares may be delayed under extraordinary circumstances (such as a very large redemption that could affect a Fund's operations, for example, more than 1% of the Fund's net assets) or as permitted by the SEC in order to protect remaining shareholders.

48. COMMENT: Please revise the statement that there is "no sales charge" to reflect that there is no initial sales charge, given that there are 12b-1 fees.

     RESPONSE: The section entitled "Distribution Arrangements" has been amended accordingly.

49. COMMENT: Please verify that the SEC telephone number and website information is correct.

     RESPONSE: This information has been reviewed and verified.

TAXES

50. COMMENT: What are the percentages that the Funds expect to invest in commodity-linked derivative instruments?

     RESPONSE: Given recent IRS rulings, the Funds do not intend to invest in commodity-linked derivative instruments.

51. COMMENT: The Internal Revenue Service recently issued guidance (Revenue Ruling 2006-1) to clarify that income from commodity-linked derivative contracts is not qualifying income for purposes of 851(b)(2) of the Internal Revenue Code. The current tax language states that "The status of swap contracts and other commodities-linked derivative instruments under tests to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 is not certain." Please amend this language to accurately reflect the guidance issued by the Internal Revenue Service in Revenue Ruling 2006-1.

     RESPONSE: The comment is accepted and that disclosure will be stricken from the prospectus.

52. COMMENT: Please clarify who will be responsible for any fees associated with distribution.

     RESPONSE: The current disclosure states that distribution plan fees (12b-1 fees) will be paid with Fund assets and that the Adviser may use its own assets to finance additional distribution and shareholder servicing arrangements. Thus, the comment is respectfully declined.

STATEMENT OF ADDITIONAL INFORMATION

53. COMMENT: Please indicate whether there is a discussion of reverse repurchase

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agreements, "IPOs", hybrid instruments, commodity futures contracts, "Brady"
bonds, short sales, and other investments (discussed in the Statement of Additional Information) in the prospectus, and, if not, why not. Generally, we note a number of types of investments in the SAI that are not discussed in the prospectus. Please inform the staff in your response letter why these investments do not appear in the prospectus, and please add them to the prospectus, if appropriate.

     RESPONSE: The discussion in question appears in the Statement of Additional Information (the "SAI"). The discussion is not located in the prospectus because the aforementioned instruments will not be direct investments undertaken by the Funds, but rather, potential investment instruments that the underlying funds may choose to pursue. Thus the comment is respectfully declined.

54. COMMENT: In your response letter, please explain to the staff the legal basis and ramifications for the Funds participating on creditors committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Funds. Please estimate the potential cost of legal fees that the Funds may incur.

     RESPONSE: The Funds will not be participating on creditors committees. Accordingly, all such references to the Funds participation on creditors committees has been removed from the SAI.

55. COMMENT: Please add a statement that the reports of the underlying funds are also available upon request and from whom the reports are available.

     RESPONSE: Disclosure has been added to the SAI stating that upon request the Funds will provide information on how to obtain shareholder reports and prospectuses of the underlying funds.

56. COMMENT: Please indicate the extent to which each Fund will engage in purchasing or selling commodities. Please supplementally inform the staff the meaning of "other instruments" in the purchase or sale of real estate.

     RESPONSE: The Funds will not buy or sell commodities and disclosure permitting such activity will be stricken. The reference to "other instruments" will also be stricken.

57. COMMENT: Please revise the phrase on page 4 of the SAI the statement from "more than 25% of the Fund's total assets would be invested in the security of companies whose principal business activities are in the same industry" to "25% or more... industry or group of industries."

     RESPONSE: The SAI has been amended accordingly.

58. COMMENT: Please supplementally inform the staff the basis for valuing the amount borrowed at the lesser of cost or market.

     RESPONSE: The language in the SAI has been revised as follows:

     With respect to paragraph (3), the 1940 Act currently allows a Fund to borrow up to one-third of the value of its total assets (including the amount borrowed) less liabilities (not including the amount borrowed) at the time the borrowing is made. With respect to paragraph (4), the 1940 Act and regulatory interpretations currently limit the percentage of a Fund's securities that may be loaned to one-third of the value of its total assets.

59. COMMENT: Please revise the statement that "certain" investment companies in which the Funds invest can be expected to charge fees... to "the" investment companies in which the Funds invest "charge fees...".

     RESPONSE: The SAI has been amended accordingly.

60. COMMENT: Please explain why the investment performance of an index is a hypothetical number.

     RESPONSE: The term "hypothetical" will be removed and the disclosure will note that the performance of an index does not reflect expenses.

61. COMMENT: Please disclose the Funds' expected portfolio turnover rate in the section titled "Portfolio Turnover."

     RESPONSE: The section entitled "Portfolio Turnover" has been amended to state that the expected annual turnover rate is 25%.

GENERAL COMMENTS

62. COMMENT: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

63. COMMENT: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

     RESPONSE: An exemptive application seeking relief from the limitations set forth in Section 12(d)(1) of the 1940 Act will be filed shortly after the registration is declared effective.

Giant 5 Funds will not assert the affirmative action by the SEC to declare its registration statement effective as a defense in any subsequent action under the federal securities laws brought by the SEC or any other party. Should you have any questions or comments regarding the above, please phone me at (617) 824-1312.

Sincerely,

Patrick J. Keniston
Counsel
BISYS Fund Services

cc: Michael Willis
    Thomas Westle